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EXHIBIT 21.1

SUBSIDIARIES OF THE REGISTRANT

The following is a list of the subsidiaries of the Company:

	Subsidiary	Place of Incorporation
1)	Candela Iberica, S.A.	Spain
2)	Candela France SARL	France
3)	Candela KK	Japan
4)	Candela Laser (Deutschland) GmbH	Germany
5)	Candela Skin Care Centers, Inc.	Massachusetts

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SUBSIDIARIES OF THE REGISTRANT